UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number:  001-37982

AMERICAS GOLD AND SILVER CORPORATION

(Name of registrant)

145 King Street West, Suite 2870
Toronto, Ontario

M5H 1J8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION

Date: May 5, 2021	By:	/s/ Peter McRae
Name: Peter McRae
Title: Senior Vice President, Corporate Affairs &
Chief Legal Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Management Information Circular

99.2	Notice of Annual General Meeting

99.3	Form of Proxy

99.4	Voting Instruction Form